SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                     BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV,
                              A LIMITED PARTNERSHIP
                          (Name of the Subject Company)

             BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P.IV,
                              A LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                                      UNITS
                         (Title of Class of Securities)

                                    100650209
                      (CUSIP Number of Class of Securities)

                             Susan F. Donahue, Esq.
                             c/o MMA Financial, LLC
                                 101 Arch Street
                                Boston, MA 02110
                                 (617) 439-3911
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              Joseph T. Brady, Esq.
                                Nixon Peabody LLP
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 345-1000




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

  Item 1. Subject Company Information

         The name of the subject company is Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The general partners of the Partnership are Arch Street IV, Inc., a Massachusetts corporation, and Arch Street IV Limited Partnership, a Massachusetts limited partnership (together, the "General Partner"), with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The telephone number of the principal executive offices of the subject company and its General Partner is (617) 439-3911.

         The title of the class of equity securities to which this statement relates is the Partnership's Units ("Units"), representing units of limited partnership interests in the Partnership. There are currently 68,043 Units issued and outstanding, held by 3,184 limited partners.

 Item 2. Identity and Background of Filing Person

         The name and address of the Partnership, which is the subject company and the person filing this statement, are set forth in Item 1 above.

         This Schedule 14D-9 relates to the offer by Anise, L.L.C., a Missouri limited liability company (the "Purchaser"), to purchase up to 8,500 issued and outstanding Units at a price of $101 per Unit, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase Units in the Partnership, dated September 19, 2005, as it may be supplemented, modified or amended from time to time (the "Anise Offer").

         Based on the information provided by the Purchaser in the Anise Offer, the address of the Purchaser's principal executive offices is 1001 Walnut, Kansas City, Missouri 64106.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

         Except as described below, to the knowledge of the Partnership, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership, its executive officers, directors or affiliates and the Purchaser, its executive officers, directors or affiliates.

         On or about July 13, 2004, Park G.P., Inc. ("Park"), a related entity of the Purchaser, commenced litigation against the Partnership and its purported general partners (collectively, "Defendants") in Clay County, Missouri, claiming that Defendants breached the relevant partnership agreement and their fiduciary duties owed to Park by, among other things, failing to permit inspection of certain alleged "books and records" of the Partnership. On or about October 7, 2004, Park sought leave of the court to amend its petition to include claims for inspection of the alleged "books and records" against Boston Financial Qualified Housing Limited Partnership, Boston Financial Tax Credit Fund Plus, A Limited Partnership, Boston Financial Qualified Housing Tax Credits L.P. II, Boston Financial Qualified Housing Tax Credits L.P. III, Boston Financial Qualified Housing Tax Credits L.P. V, Boston Financial Tax Credit Fund VII, A Limited Partnership, and their purported general partners (collectively, the "New Defendants"). The court granted the amendment on November 15, 2004, and all defendants subsequently moved to dismiss the amended complaint in its entirety. That motion is currently pending. On or about October 8, 2004, Park moved the court for entry of a temporary restraining order compelling the Defendants and the New Defendants to turn over the alleged "books and records" in conjunction with a transaction Park was proposing entering into. On October 12, 2004, the court denied Park's request.

         Defendants maintain that Park is not entitled to review the materials requested and/or use the materials in secondary market transactions because, among other things, (i) they are not "books and records" of the partnerships,
(ii) Park does not seek to review them for a proper purpose, and (iii) that selective disclosure of the information to Park would give it an unfair informational advantage in secondary market transactions, and may violate federal and/or state securities laws.

         On September 28, 2005, the General Partner received a letter from Park demanding that the General Partner refrain from disposing of its interests in Local Limited Partnerships that own and operate rental housing properties absent the consent of a majority in interest of the Limited Partners, citing Section
5.4.2 of the Partnership Agreement. It is the General Partner's position that
Section 5.4.2 does not require the consent of a majority in interest of the Limited Partners before the General Partner continues with the periodic disposition of Local Limited Partnership interests, and that these periodic dispositions of properties are not tantamount to an election of dissolution of the Partnership. On October 3, 2005, the General Partner filed a Complaint for Declaratory Judgment with the Superior Court of Suffolk County, Massachusetts seeking a ruling on the interpretation of Section 5.4.2.

Item 4. The Solicitation or Recommendation

         The General Partner is recommending against tendering Units with respect to the Anise Offer and believes that Limited Partners should carefully consider the following factors in making their own decision about whether to accept or reject the Anise Offer:

- The General Partner believes that the price per Unit reflected in the Anise Offer may be undervalued. As an example, Leawood Manor, one of Partnership's 15 remaining properties, is currently being marketed for sale and based upon preliminary indications, it is the General Partner's expectation that the net cash per Unit could exceed the $101 per Unit described in the Anise Offer (although there is no guaranty that it will do so). Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

- The General Partner believes that the Anise Offer may reflect the Purchaser's desire to ultimately own and/or control the Partnership's remaining assets through one or more related or affiliated entities, which may not be in the best interest of the Limited Partners. For example, Maxus Properties, which is related to or otherwise affiliated with the Purchaser, has expressed interest in the purchase of Leawood Manor; however, on September 28, 2005, the Partnership received correspondence from Park G.P., Inc., an affiliate of the Purchaser, requesting that the General Partner refrain from disposing of any of its assets, including Leawood Manor, without first obtaining the consent of a majority in interest of the Limited Partners. If the Anise Offer is fully subscribed, Purchaser affiliates will own 18.15% and Anise will own 15.84% of the ownership interests in the Partnership, resulting in an aggregate Partnership ownership interest of 33.99%.

- As previously reported, Bentley Court II, L.P., one of the Partnership's investments, is the subject of an adverse IRS audit. Among other things, the IRS has disallowed the property's Tax Credits for 1993, 1994 and 1995. The administrative appeals have been unsuccessful and the IRS continues to take the position of disallowing Tax Credits for 1993, 1994 and 1995 - a total of approximately $2,562,000, or $38 per Unit, not including interest. The General Partner is currently considering its options including possible settlement with the IRS. Absent settlement, it is anticipated that the IRS will contact Limited Partners directly for any adjustments that need to be made to returns for those years. It is possible that the General Partner may decide to use Partnership Reserves or sell the Bentley Court property to generate proceeds that may be used in connection with the tax liabilities described above.

- If the Limited Partner does not tender Units and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the Limited Partner and therefore would not be released at this time.

- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Anise Offer is fair.

- Limited Partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Anise Offer.

- As the market for the Units is an illiquid market, the Anise Offer will provide the Limited Partners with an immediate opportunity to liquidate their investment in the Partnership.

     Neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership currently intends to tender or sell the Units that are held of record or beneficially owned by them pursuant to the Anise Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

      Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the limited partners on its behalf concerning the Anise Offer.

Item 6. Interest in Securities of the Subject Company

      Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries affiliates have affected any transactions in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) No negotiation is being undertaken by the Partnership in response to the Anise Offer, which relates to or would result in: (1) a tender offer for or other acquisition of securities by or of the Partnership; (2) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (3) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary;
(4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Anise Offer that relates to or would result in one or more of the matters referred to in item 7(a).


Item 8. Additional Information

     None.

Item 9. Exhibits

1.   Recommendation

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2005

  BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A LIMITED PARTNERSHIP

                  By: Arch Street IV, Inc., its General Partner

                                   By:      /s/ Michael H. Gladstone
                                            -----------------------------------
                                            Name: Michael H. Gladstone
                                            Title: Vice President


                                   By:      Arch Street IV Limited Partnership,
                                            its General Partner

                                   By:      Arch Street IV, Inc.,
                                            its General Partner

                                   By:      /s/ Michael H. Gladstone
                                            -----------------------------------
                                            Name: Michael H. Gladstone
                                            Title: Vice President

                                  EXHIBIT 1 TO
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934



              BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV,
                              A LIMITED PARTNERSHIP
                                 101 Arch Street
                                Boston, MA 02110

                                                                October 4, 2005

Dear Limited Partner:

         As you are aware, a bidder has made an offer to purchase units representing units of limited partnership interests ("Units") of Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership, a Massachusetts limited partnership (the "Partnership").

         Anise, L.L.C., a Missouri limited liability ("Anise"), has made an offer (the "Anise Offer") to purchase Units for a cash purchase price of $101 per Unit, without interest, upon the terms and conditions set forth in the "Offer to Purchase for Cash 8,500 Units of Limited Partnership Interests in Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership" dated September 19, 2005.

         The General Partner is recommending against tendering Units with respect to the Anise Offer and believes that Limited Partners should carefully consider the following factors in making their own decision about whether to accept or reject the Anise Offer:

- The General Partner believes that the price per Unit reflected in the Anise Offer may be undervalued. As an example, Leawood Manor, one of Partnership's 15 remaining properties, is currently being marketed for sale and based upon preliminary indications, it is the General Partner's expectation that the net cash per Unit could exceed the $101 per Unit described in the Anise Offer (although there is no guaranty that it will do so). Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

- The General Partner believes that the Anise Offer may reflect Anise's desire to ultimately own and/or control the Partnership's remaining assets through one or more related or affiliated entities, which may not be in the best interest of the Limited Partners. For example, Maxus Properties, which is related to or otherwise affiliated with Anise, has expressed interest in the purchase of Leawood Manor; however, on September 28, 2005, the Partnership received correspondence from Park G.P., Inc., an affiliate of Anise, requesting that the General Partner refrain from disposing of any of its assets, including Leawood Manor, without first obtaining the consent of a majority in interest of the Limited Partners. If the Anise Offer is fully subscribed, Anise affiliates will own 18.15% and Anise will own 15.84% of the ownership interests in the Partnership, resulting in an aggregate Partnership ownership interest of 33.99%.

- As previously reported, Bentley Court II, L.P., one of the Partnership's investments, is the subject of an adverse IRS audit. Among other things, the IRS has disallowed the property's Tax Credits for 1993, 1994 and 1995. The administrative appeals have been unsuccessful and the IRS continues to take the position of disallowing Tax Credits for 1993, 1994 and 1995 - a total of approximately $2,562,000, or $38 per Unit, not including interest. The General Partner is currently considering its options including possible settlement with the IRS. Absent settlement, it is anticipated that the IRS will contact Limited Partners directly for any adjustments that need to be made to returns for those years. It is possible that the General Partner may decide to use Partnership Reserves or sell the Bentley Court property to generate proceeds that may be used in connection with the tax liabilities described above.

     - If the Limited Partner does not tender Units and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the Limited Partner and therefore would not be released at this time.

- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Anise Offer is fair.

- Limited Partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Anise Offer.

- As the market for the Units is an illiquid market, the Anise Offer will provide the Limited Partners with an immediate opportunity to liquidate their investment in the Partnership.

         A copy of the Partnership's Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Anise Offer. Limited partners are advised to carefully read the
Schedule 14D-9.

     Should you have any questions concerning Anise Offer, please call our Portfolio Services Team at 1-800-823-4828 between 9am and 5pm Central Time.

                                            Sincerely,

  BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A LIMITED PARTNERSHIP

                   By: Arch Street, Inc., its General Partner

                                  By:      /s/ Michael H. Gladstone
                                           -----------------------------------
                                           Name: Michael H. Gladstone
                                           Title: Vice President


                                  By:     Arch Street Limited Partnership,
                                                its General Partner

                                  By:     Arch Street, Inc., its General Partner

                                  By:     /s/ Michael H. Gladstone
                                          -----------------------------------
                                          Name: Michael H. Gladstone
                                          Title: Vice President